                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934



                                  MERANT plc
               (Translation of Registrant's Name Into English)

              The Lawn, Old Bath Road, Newbury, England RG14 1QN
                   (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)



Form 20-F   X                                   Form 40-F
          -----                                          -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes   X                                       No
         -----                                        -----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

     If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

     If you have sold or transferred all your ordinary shares in MERANT plc, please pass this document, together with the accompanying Form of Proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                 [MERANT LOGO]

                                   MERANT PLC
                         (REG'D IN ENGLAND NO. 1709998)

Dear Shareholder,
                                                                October 29, 2001

                             ANNUAL GENERAL MEETING

     The purpose of this letter is to explain the proposals set out below which will be considered at the Annual General Meeting of the Company to be held at
9.30 a.m. on November 28, 2001 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK. The Notice of Meeting referred to in this letter is set out at the end of this letter.

ORDINARY BUSINESS

     The ordinary business of the Meeting is set out in resolutions 1 to 5. The Directors' Report and audited financial statements were posted to members on October 29, 2001. Biographies of the Directors being proposed for re-election or re-appointment are set out on pages 7 and 8 of the Directors' Report. Ernst & Young LLP have advised that they are willing to continue in office as auditors for a further year.

SPECIAL BUSINESS

     The special business of the Meeting is set out in resolutions 6 to 8. As special business your directors are proposing renewals of the directors' limited authority to issue shares and the Company's limited authority to purchase its own shares and the amendment of the Company's Articles of Association.

AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS (RESOLUTION 6)

     The directors' authority to allot shares for cash other than in proportion to shareholdings was granted at the Annual General Meeting on November 29, 2000 and expires at this Annual General Meeting.

     Your directors are now seeking to renew, until the next Annual General Meeting, their authority to allot shares for cash other than in proportion to shareholdings. In the case of allotments other than for rights or similar issues, the authority is limited to shares representing 5% of the issued ordinary share capital at October 16, 2001 which amounts to a total of 6,749,097 shares. This authority is not required under the U.K. Companies Act 1985 for grants of options over shares pursuant to an employees' share scheme, as defined in such Act.

AUTHORITY TO BUY OWN SHARES (RESOLUTION 7)

     Your directors are seeking authority to make market purchases by the Company of a proportion of its ordinary shares, subject to the limits referred to below. The directors wish to take the authority, which will apply to up to 20,247,291 ordinary shares, representing 15% of the issued ordinary share capital at October 16, 2001. The directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. The Company is investigating ways in which excess cash may be returned to shareholders, and the

MERANT plc, Registered office: The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.

directors may wish to use this authority as part of that process of returning cash to shareholders. Purchases will only be made where they are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders.

     The price paid for shares would not be less than the nominal value of 2 pence per share nor more than 5% above the average middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days preceding the day on which the shares are purchased.

     At October 16, 2001, the Company had outstanding options to subscribe for 16,067,198 ordinary shares, representing 11.9 per cent of the issued share capital. If the authority being sought to purchase shares was utilised in full, the outstanding options would represent 14 per cent of the issued share capital.

AMENDMENTS TO ARTICLES OF ASSOCIATION (RESOLUTION 8)

     Resolution 8 proposes amendments to the Company's Articles of Association the purpose of which is to enable communications between the Company and its shareholders to take place electronically as permitted by the Companies Act 1985 (Electronic Communications) Order 2000 ("the Order"). If and when Resolution 8 is passed, the Company will consider the manner, timing and extent of implementing electronic communications with shareholders as permitted by the Order. The changes to the Articles of Association enable the principal documents, which the Companies Act 1985 previously required a company to transmit to its members in writing, to be sent to an electronic address nominated by the shareholder for that purpose (provided the shareholder has expressly agreed). The Company will also be able to post communications onto a website where they will be accessible by shareholders and the Company may receive proxies electronically, subject to various safeguards and to such terms and conditions as the directors may decide.

     The amendments will not make it mandatory to the Company and the shareholder concerned to communicate electronically but will enable them to do so should they both so agree.

     Because of the number of these amendments they have not been itemised separately in Resolution 8 but have been incorporated into the revised draft Articles of Association, which will be available for inspection from the date of this letter until conclusion of the Annual General Meeting.

     The directors consider it appropriate to amend the Articles of Association in the manner proposed to allow flexibility and to provide efficient and effective communication with the Company's shareholders.

ACTIONS TO BE TAKEN

     A form of proxy for use at the Annual General Meeting is enclosed. Your directors invite you to complete and return the form to the Company's Registrars as soon as possible. Return of a form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

     Your directors are of the opinion that these proposals are in the best interests of both the Company and its shareholders. Accordingly, they recommend you to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

/s/ J. Michael Gullard

J Michael Gullard
Chairman

MERANT plc, Registered office: The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.

MERANT PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the eighteenth Annual General Meeting of MERANT plc ("the Company") will be held at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK on November 28, 2001 at 9.30 a.m. for the following purposes:

ORDINARY BUSINESS

1.  ADOPTION OF FINANCIAL STATEMENTS
    To receive, consider and adopt the Directors' Report and audited financial statements for the year ended April 30, 2001.

2.  RE-ELECTION OF DIRECTOR
    To re-elect J. Michael Gullard, who retires by rotation and is eligible for re-appointment, as a director.

3.  RE-ELECTION OF DIRECTOR
    To re-elect Barry X Lynn, who retires by rotation and is eligible for re-appointment, as a director.

4.  RE-APPOINTMENT OF DIRECTOR
    To re-appoint Gerald Perkel as a director.

5.  AUDITORS
    To re-appoint Ernst & Young LLP as auditors to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 6 to 8 which will be proposed as special resolutions.

6.  RENEWAL OF AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS
    That the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985, as amended ("the Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred on November 29, 2000 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

    (a) to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

    (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of L134,981.94 (6,749,097) ordinary shares of 2p each) (representing 5% of the issued share capital of the Company as at October 16, 2001)

        and further, that this power shall expire on the date of the next Annual General Meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

7.  AUTHORITY TO BUY OWN SHARES
    That in accordance with Section 166 of the Act, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 2 pence each in the share capital of the Company, provided that:

    (a) the maximum number of ordinary shares hereby authorised to be purchased is 20,247,291 ordinary shares (representing 15% of the issued share capital of the Company as at October 16, 2001);

    (b) the minimum price which may be paid for an ordinary share is 2 pence which amount shall be exclusive of expenses;

    (c) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day,

MERANT plc, Registered office: The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.

        an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase;

    (d) the authority hereby conferred shall expire on whichever is the earlier of the conclusion of the next Annual General Meeting of the Company after the date of passing of this resolution or, 18 months after the date of passing this resolution, unless such authority is renewed on or prior to such date; and

    (e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be completed or executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares pursuant to any such contract as if the authority hereby conferred had not expired.

8.  AMENDMENTS TO ARTICLES OF ASSOCIATION
    That the amendments to the Articles of Association of the Company to enable communications between the Company and its shareholders to take place electronically as permitted by the Companies Act 1985 (Electronic Communications) Order 2000, which amendments are identified in the draft Articles of Association produced to the meeting marked "A" and initialled by the Chairman of the meeting for the purpose of identification, be and are hereby approved.

By Order of the Board
/s/Leo Millstein

Leo Millstein
Secretary

Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN U.K.

October 29, 2001

NOTES:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.

2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not later than 9:30 am on November 26, 2001.

3. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on November 26, 2001 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on November 26, 2001 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4. The register of directors' interests and a memorandum of the principal terms of their service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from the date of this notice until the date of the meeting and at the meeting from fifteen minutes prior to its commencement until its conclusion.

5. A copy of the revised draft Articles of Association on which the proposed amendments are marked can be inspected at the registered office of the Company and at the offices of Memery Crystal, 31 Southampton Row, London WC1B 5HT during normal business hours on any weekday (except Saturdays and public holidays) from the date of this notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least fifteen minutes prior to, and during the Meeting.

MERANT plc, Registered office: The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.

                                                             For Office Use Only
                                                             -------------------
                                                                Number of Shares
                                                             -------------------
                                   MERANT PLC

                  FORM OF PROXY FOR ANNUAL GENERAL MEETING OF
                                   MERANT PLC
AT [                                                                     LONDON]
                       AT 9.30 A.M. ON NOVEMBER 28, 2001
I/We............................................................................
(FULL NAMES IN BLOCK CAPITALS PLEASE)
 ................................................................................
of..............................................................................
being a member/members of Merant plc hereby appoint the Chairman of the Meeting (SEE NOTE 2)
 ................................................................................
as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 9.30 a.m. London on November 28, 2001 and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

---------------------------------------------------------------------------------------------------------------------------------
ORDINARY BUSINESS                             FOR   AGAINST   SPECIAL BUSINESS                                  FOR   AGAINST
---------------------------------------------------------------------------------------------------------------------------------
 1. TO adopt the financial statements                         5. TO re-appoint Ernst & Young LLP as auditors
---------------------------------------------------------------------------------------------------------------------------------
 2. TO re-elect J. Michael Gullard as a
    director                                                  6. TO renew disapplication of pre-emptive
                                                                 rights
---------------------------------------------------------------------------------------------------------------------------------
 3. TO re-elect Barry X. Lynn as a director                   7. TO confer authority on the Company to
                                                                 purchase its own shares
---------------------------------------------------------------------------------------------------------------------------------
 4. TO re-appoint Gerald Perkel as a
    director                                                  8. TO approve amendments to Company's Articles
                                                                 of Association
---------------------------------------------------------------------------------------------------------------------------------

Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the Meeting.

Signature ............................................... Date .............................................................. 2001

NOTES:--

1. In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.

2. The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted; all alterations should be initialled.

3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.

4. To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA at the address overleaf no later than 9.30 am on November 26, 2001.

5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

--------------------------
  BUSINESS REPLY SERVICE
  Licence No. SEA 10846

--------------------------

                                       1


                       LLOYDS TSB REGISTRARS
                       THE CAUSEWAY
                       WORTHING
                       WEST SUSSEX
                       BN99 6ZL


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    MERANT plc
                                    (Registrant)

Date:  October 22, 2001             By:  /s/ LEO MILLSTEIN
                                ----------------------------------
                                    Leo Millstein
                                    Vice President and General Counsel